
June 28, 2010

Mr. Mark L. Baker
Acting Chief Financial Officer
Veracity Management Global, Inc
21819 Town Place Drive
Boca Raton, FL 33433

> **Re: Veracity Management Global, Inc**
> **Form 10-K for the fiscal year ended June 30, 2009**
> **File No. 0-52493**

Dear Mr. Baker:

We issued comments to you on the above captioned filing on April 13, 2010**.** As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by July 12, 2010 to provide a substantive response to our comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to our outstanding comments or contact us by July 12, 2010**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve the material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Jennifer Monick
Senior Staff Accountant